TATA

Fax : 001-202-942-9634

January 22, 2003
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "We would like to inform you that, at the Board Meeting held today, the Board took on record the Unaudited Results for the third quarter ended December 31, 2002 of the Accounting Year 2002-2003 pursuant to the revised Clause 41 of the Listing Agreement with The Stock Exchange, Mumbai. As required under the said Clause 41, a copy of the results is enclosed herewith together with a copy of the Press Release."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657244 or by facsimile at (91-22) 22042408 if you have any questions or require additional information.

Yours faithfully,
Tata Engineering and Locomotive Co. Ltd.

MKadle

Praveen P Kadle
Executive Director
(Finance & Corporate Affairs)

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TATA ENGINEERING
Tata Engineering and Locomotive Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 2204 5474

For immediate use **PRESS RELEASE**

Mumbai, January 22, 2003

Third Quarter profit of Rs.131.23 crores.
Highest Operating Margin in last Four Years

III Quarter

Tata Engineering reported a Profit Before Tax of Rs.131.23 crores for the third quarter ended December 31, 2002 against a loss of Rs.55.54 crores in the corresponding period of 2001. Operating margins (net of excise) improved to 13.1%, the highest in 15 quarters, from 12.1% in the second quarter and 10% in Q3 of 2001-02. This has been achieved through sustained improvements in turnover, market share and continuation of significant cost reduction. The Profit After Tax for the third quarter was Rs.75.71 crores, after making a provision of Rs.55.52 crores towards deferred and current tax (against a loss of Rs.55.54 crores in the corresponding period of the last fiscal).

The total revenue for the quarter was Rs.2585.99 crores (Rs.2080.42 crores) representing a growth of 24.3%. Sales of commercial vehicles in the domestic market increased to 27692 nos. in the quarter, an increase of 35% over the corresponding period last year. Passenger vehicle sales in the quarter were 21903 nos., an increase of 15% over the same period last year. The Indigo, launched in December '02, received an enthusiastic response from customers with a good order booking position. The Company signed a long term agreement with MG Rover of UK for manufacture and supply of Rover branded Tata Indica vehicles in U.K. and continental Europe.

April - December performance

The Company's revenues at the end of the third quarter improved 24% to Rs.7259.88 crores (Rs.5852.65 crores). The Profit Before Tax is Rs.277.99 crores (Loss of Rs.216.27 crores). Sales of commercial vehicles were 72612 nos., an increase of 35% over the first three quarters of last year, enabling the Company to improve its market share to 56% in this period. Market share in the M&HCV truck segment at 68.2% is the highest in the last five years. Total sales of passenger vehicles were 68428 nos., representing an increase of 18% over the same period last year. Indica sales at 51469 nos. grew 24% over last year, with an improved market share of 23% in its segment.

The unaudited financial results for the nine months ended December 31, 2002 are enclosed.

- Ends –

Issued by:
V Krishnan
Vice President
Corporate Communications
Tata Engineering and Locomotive Company Limited
Phone: 22044566; Fax: 22854657
E-mail: vkrishnan@telco.co.in

TATA

TATA ENGINEERING & LOCOMOTIVE COMPANY LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2002

	Particulars		Quarter ended December, 31		Nine months ended December, 31		Year ended March 31,
			2002	2001	2002	2001	2002
(A)							(Audited)
1	Vehicle Sales:(in Nos.)						
	Commercial vehicles		**27692**	20479	**72612**	53696	80687
	Passenger vehicles		**21903**	19001	**68428**	57892	88610
	Exports		**1553**	3451	**5982**	8571	13927
			51148	42931	**147022**	120159	183224
2	Vehicle Production:(in Nos.)						
	Commercial vehicles		**29126**	23296	**77482**	60480	90386
	Passenger vehicles		**22104**	19010	**69978**	59099	92215
			51230	42306	**147460**	119579	182601
3	Export Turnover (at F.O.B. value)	Rs. Crores	**76.01**	146.65	**294.79**	387.25	620.21
		US $ Mn	**15.85**	30.40	**61.06**	80.28	128.02
(B)					(Rupees Crores)		
1	**Net Sales/Income from operations**		**2585.78**	**2080.27**	**7248.74**	**5832.13**	**8894.80**
2	Total Expenditure						
	(a) (Increase) / Decrease in stock in trade and work in progress		**(36.00)**	34.61	**(54.52)**	(29.02)	49.03
	(b) Consumption of Raw Materials & Components		**1372.46**	1100.95	**3797.33**	3206.23	4716.47
	(c) Staff Cost		**185.68**	150.33	**524.67**	441.51	691.64
	(d) Excise Duty		**392.55**	307.62	**1146.54**	913.42	1389.29
	(e) Other expenditure		**384.10**	310.23	**1085.23**	852.15	1308.28
	(f) Sub Total 2(a) to 2(e)		**2298.79**	1903.74	**6499.25**	5384.29	8154.71
3	**Operating Profit [1-2]**		**286.99**	**176.53**	**749.49**	**447.84**	**740.09**
4	Other Income		**0.21**	0.15	**11.14**	20.52	23.26
5	Interest						
	(a) Gross Interest		**78.72**	109.79	**247.63**	333.26	434.55
	(b) Capitalisation of Interest and other receipts		**(11.58)**	(11.85)	**(33.29)**	(32.00)	(52.32)
	(c) Net Interest		**67.14**	97.94	**214.34**	301.26	382.23
6	Amortisation of Deferred Revenue Expenditure		**0.40**	33.42	**0.40**	90.59	89.83
7	Depreciation		**88.43**	92.20	**267.90**	266.86	354.68
8	**Profit/(Loss) before extraordinary/ exceptional items[3+4-5-6-7]**		**131.23**	**(46.88)**	**277.99**	**(190.35)**	**(63.39)**
9	Extraordinary/Exceptional Items						
	(a) Provision for Contingencies		-	-	-	-	20.00
	(b) Employee Separation Cost		-	8.66	-	25.92	25.82
	(c) Sub Total 9(a) and 9(b)		-	8.66	-	25.92	45.82
10	**Profit/(Loss)Before Tax [8-9]**		**131.23**	**(55.54)**	**277.99**	**(216.27)**	**(109.21)**
11	**Less** : Provision for Taxation						
	(a) Current Tax		**7.31**	-	**12.91**	-	-
	(b) Deferred Tax		**48.21**	-	**102.54**	-	(55.48)
	(c) Sub Total 11(a) and 11(b)		**55.52**	-	**115.45**	-	(55.48)
12	**Profit/(Loss) After Tax [10-11]**		**75.71**	**(55.54)**	**162.54**	**(216.27)**	**(53.73)**
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		**319.82**	255.90	**319.82**	255.90	319.82
14	Reserves excluding Revaluation Reserve						2145.24
15	Basic EPS (not annualised)	Rupees	**2.37**	(2.05)	**5.08**	(7.97)	(1.98)
	Diluted EPS (not annualised)	Rupees	**2.34**	(2.05)	**5.01**	(7.97)	(1.98)
16	Aggregate of Non-Promoter Shareholding						
	- Number of Shares		**216776927**	190241879	**216776927**	190241879	216785867
	- Percentage of shareholding		**67.79%**	74.35%	**67.79%**	74.35%	67.79%

Notes:

1) The operating margins continue to show improvements.

2) Premium of Rs.1.47 crores paid in the quarter ended December 31, 2002 against the early redemption of debentures amounting to Rs. 10 crores has been reduced from the balance to the credit of the Securities Premium Account.

3) Consequent to the adjustment of the unamortised balances as of March 31, 2002 against Securities Premium Account, charge towards amortisation of Deferred Revenue Expenditure and Employee Separation Cost during the current period is only Rs. 0.40 crores (Rs.116.51 crores for previous period April-December'01).

4) Following is the status on utilisation of proceeds of Issues of the Rights - Convertible and Non Convertible Debentures (including proceeds on warrants to be exercised) of Rs.979 crores, and internal accruals of Rs.328 crores.

	Particulars	Planned FY 01-02 to 03-04 (Rs. Crores)	Actual upto Dec 31,2002 (Rs.Crores)
(a)	Capital expenditure, Product development expenditure and strategic Investment	780	384
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	944

5) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles.These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single segment.

6) Figures for the previous periods have been regrouped wherever necessary.

7) The above results have been taken on record in the Board Meeting of date.

Tata Engineering and Locomotive Company Limited

Ratan N Tata
Chairman

Mumbai , January 22, 2003.